

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Jared Vitemb
Senior Vice President, General Counsel, Chief Compliance Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, Texas 76102

      Re: FTS International, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed November 19, 2021
             File No. 001-38382

Dear Mr. Vitemb:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation

cc: William L. Taylor